

Mail Stop 3561

June 15, 2016

Glenn H. Schiffman
Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

>   **Re: IAC/InterActiveCorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **Form 8-K filed May 4, 2016**
>   **File No. 0-20570**

Dear Mr. Schiffman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

Revenue, page 33

1. We note your disclosure of the percentage increase in Match Group, total Dating and International Direct revenue excluding the effect of foreign exchange in your discussion for the year ended December 31, 2015 compared to the year ended December 31, 2014. These percentage increases are computed based on non-GAAP financial measures. As such, in future filings please provide a reconciliation of Match Group, total Dating and

International Direct revenues excluding the effects of foreign exchange with the most directly comparable financial measures calculated and presented in accordance with GAAP and the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please refer to question 104.06 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 60

General

2. We note your disclosure on page 2 regarding the acquisition of Plentyoffish Media, Inc. It appears that Plentyoffish Media, Inc. meets the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X. As such, please tell us your consideration of disclosing the information required by ASC 805-10-50 with respect to the acquisition.

Note 2. Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 66

3. Please tell us qualitative factors you considered related to the goodwill impairment assessments of your Connected Ventures and DailyBurn reporting units that lead you to the conclusion that is was more likely than not the fair values of the reporting units were greater than their carrying amounts.

Note 8 Long-Term Debt, page 82

4. We note your disclosure that there are additional covenants under the Match Group Credit Facility and the Match Group Term Loan that limit Match Group's ability and the ability of its subsidiaries to, among other things, incur indebtedness, pay dividends or make distributions. Please tell us your consideration of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X related to these new credit agreements.

Note 12 Stock-Based Compensation, page 87

5. Please disclose the total compensation cost for stock-based payment arrangements recognized in statement of operations for the years presented. Refer to ASC 718-10-50-2h. In addition, please show us how to reconcile stock-based compensation expense and exercise of stock options and other awards to the amounts disclosed in the consolidated statements of cash flows and stockholders' equity for each year presented. Further, please tell us how excess tax benefits are classified in the statement of stockholders' equity for the periods presented.

Form 8-K filed May 4, 2016

6. You disclosure of non-GAAP financial measures in Summary Results of the earnings release precedes the most directly comparable GAAP measure, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2916. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products